DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863

July 31, 2025

VIA EDGAR

Raymond Be
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Sardis Credit Opportunities Fund; File Nos. 333-286563 and 811-23962

Dear Mr. Be,

On April 14, 2025, Sardis Credit Opportunities Fund (the “Fund” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-2 (the “Registration Statement”). On May 19, 2025, you provided written comments regarding the Registration Statement. Please find below your comments and the Registrant’s responses, which the Registrant has authorized us to make on behalf of the Registrant.

General

1. We note that portions of the filing, including the Fund’s financial statements, are incomplete. A full financial review (e.g., seed financial statements, auditor’s report, consent) must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

The Registrant will provide the missing information in a pre-effective amendment to the Registration Statement.

2. Please supplementally explain the status of any exemptive relief or no-action request submitted, or expected to be submitted, in connection with the registration statement.

On May 29, 2025, the Registrant filed an application pursuant to section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) for an order granting certain exemptions from the provisions of sections 18(a)(2), 18(c) and 18(i) thereunder, pursuant to sections 6(c) and 23(c) of the 1940 Act for an order granting certain exemptions from rule 23c-3 thereunder and pursuant to section 17(d) of the 1940 Act and rule 17d-1 thereunder for an order permitting certain arrangements.

PROSPECTUS

Cover Page

3. The disclosure states that the Fund expects to begin conducting its quarterly repurchase offers “during the [first] quarter of 2026.” Supplementally confirm that this will occur no later than two periodic intervals after the Fund anticipates effectiveness of the registration statement. See Rule 23c-3(a)(7).

The Registrant confirms that the first quarterly repurchase will occur no later than two periodic intervals after the Fund launches.

Investment Strategy

4. On page 2, the disclosure states that “[u]nder normal circumstances, it is anticipated the Fund’s returns will be driven primarily by diversified investments, wherein the primary driver of return comes through the assumption of credit risk.” Clarify what “assumption of credit risk” means. For example, are you saying the primary driver of returns will be through investing in junk bonds? Also, because this sentence addresses the Fund’s “primary driver of return,” consider moving this sentence to a more prominent location within the strategy description.

The Registrant has removed the disclosure referenced in the Staff’s comment.

Leverage and Credit Facility

5. The disclosure indicates that the Fund may borrow money through a credit facility or other arrangement to achieve its investment objective. Supplementally advise in further detail the anticipated amount and timing of such leverage. To the extent the Fund intends to obtain such leverage in the first year, ensure the estimated cost is reflected in the fee table.

The Registrant does not yet know the anticipated amount or timing of obtaining a credit facility. Any amounts borrowed will be within the limits of the 1940 Act, and the costs of borrowing will be reflected in the fee table.

Subsidiaries

6. Clarify what types of “certain” investments would be held in the Single-Asset Subsidiary and briefly explain why they will be so held.

The Registrant has revised the disclosure as requested.

7. With respect to the Fund’s proposed Subsidiaries:

●	Explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

●	Confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

●	If a Subsidiary is or will be a foreign corporation, confirm supplementally that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

●	If a Subsidiary is wholly-owned, confirm supplementally that the Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the wholly-owned Subsidiary’s expenses will be included in “Other Expenses” in the fund’s fee table.

The Registrant confirms that the financial statements of the Subsidiary will be consolidated with those of the Fund. The Registrant confirms that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder. The Registrant confirms that, if a Subsidiary will be a foreign corporation, the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States. The Registrant confirms that the Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the wholly-owned Subsidiary’s expenses will be included in “Other Expenses” in the fund’s fee table.

PART C: OTHER INFORMATION

Item 15. Financial Statements and Exhibits

8. Please file the finalized exhibits once they are available.

The Registrant will file the finalized exhibits once they are available.

Signatures

9. The registration statement names 3 persons as Trustees, but it is signed by a different individual as the “Sole Initial Trustee.” Please ensure that any subsequent amendment satisfies the signature requirements of Section 6(a) of the 1933 Act.

The three trustees named in the Registration Statement will become trustees after the organizational board meeting for the Fund. As of the date of the Registration Statement, the Registrant had only one initial trustee, who signed the Registration Statement. Once the named trustees have been formally elected, they will sign the Registration statement in accordance with Section 6(a) of the 1933 Act.

ACCOUNTING COMMENTS

10. Please provide in correspondence the name of the independent registered public accounting firm for the fund.

The Fund’s independent registered public accounting firm will be Cohen & Company, Ltd.

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If you have any questions or comments, please contact the undersigned at 404.736.7863. Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle
Tanya L. Boyle

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